EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended

	June 28,	June 29,	June 30,
	2002	2001	2000

	(Millions of Dollars, Except Ratios)
Earnings:
Net Income	$82.6	$21.4	$25.0
Plus: Income Taxes	42.5	51.0	13.5
Fixed Charges	34.1	41.8	32.4
Amortization of Capitalized Interest		—	—
Less: Interest Capitalized During the Period	—	—	—
Undistributed earnings in equity investments	(2.0)	8.0	12.0

	$161.2	$122.2	$82.9

Fixed Charges:
Interest Expense	$26.7	$34.8	$25.2
Plus: Capitalized Interest	—	—	—
Portion of Rents Deemed Representative of the Interest Factor	7.4	7.0	7.2

	$34.1	$41.8	$32.4

Ratio of Earnings to Fixed Charges	4.73	2.92	2.56